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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------
                                 SCHEDULE 14D-1

                             TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                               (AMENDMENT NO. 8)
                            ------------------------
                       TRANSITIONAL HOSPITALS CORPORATION
                           (NAME OF SUBJECT COMPANY)

                                  VENCOR, INC.
                              LV ACQUISITION CORP.
                                   (BIDDERS)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   893719104
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                 JILL L. FORCE
                        SENIOR VICE PRESIDENT, SECRETARY
                              AND GENERAL COUNSEL
                                  VENCOR, INC.
                             3300 PROVIDIAN CENTER
                             400 WEST MARKET STREET
                           LOUISVILLE, KENTUCKY 40202
                                 (502) 596-4000
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
          TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                            ------------------------

                                   Copies to:

                            JOSEPH B. FRUMKIN, ESQ.
                              SULLIVAN & CROMWELL
                                125 BROAD STREET
                            NEW YORK, NEW YORK 10004
                                 (212) 558-4000

                           CALCULATION OF FILING FEE

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             TRANSACTION VALUATION*                          AMOUNT OF FILING FEE**
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
                  $685,108,176                                    $137,021.64
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

 * For the purpose of calculating the filing fee only. This calculation assumes the purchase of (i) 38,994,413 shares of Common Stock, par value $1.00 per share, of Transitional Hospitals Corporation, a Nevada corporation (the "Company") (the "Common Stock"), issued and outstanding as of June 11, 1997, according to the Company and (ii) 3,824,848 shares of Common Stock subject to issuance pursuant to options to purchase shares of Common Stock granted pursuant to the Company's stock option plans and employee related agreements as of June 11, 1997 according to the Company.

** 1/50 of 1% of the transaction value.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:      $136,992.42     Filing Party:   Vencor, Inc.
Form or Registration No.:    14D-1           Date Filed:     May 7, 1997

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     This Amendment No. 8 (this "Amendment") is filed to supplement and amend the information set forth in the Tender Offer Statement on Schedule 14D-1 filed by Vencor, Inc., a Delaware corporation ("Vencor"), and LV Acquisition Corp., a Delaware corporation (the "Purchaser"), on May 7, 1997 as previously amended (as amended, the "Schedule 14D-1") with respect to the shares of Common Stock, par value $1.00 per share, of Transitional Hospitals Corporation, a Nevada corporation (the "Company"), including the associated rights to purchase Series B Junior Participating Preferred Stock of the Company. Unless otherwise indicated, the capitalized terms used herein shall have the meanings specified in the Schedule 14D-1, including the Offer to Purchase (the "Offer to Purchase") attached as Exhibit (a)(1) thereto and the supplement to the Offer to Purchase, dated June 12, 1997 (the "Supplement") attached hereto as Exhibit (a)(14).

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     (b) The information set forth in the Introduction and Section 5 of the Supplement annexed hereto as Exhibit (a)(10) is incorporated herein by reference.

     (c) The information set forth in Section 2 of the Supplement is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)-(d); (g) The information set forth in Section 3 of the Supplement is incorporated herein by reference.

     (e)-(f) During the last five years, to the best of Vencor's knowledge, neither of the new directors of Vencor referred to in Section 3 of the Supplement have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which either such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such law.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a)-(b) The information set forth in the Introduction and Sections 4 and 5 of the Supplement is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(b) The information set forth in Section 7 of the Supplement is incorporated herein by reference.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a)-(g) The information set forth in the Introduction and Sections 1, 4 and 5 of the Supplement is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a)-(b) The information set forth in Section 3 of the Supplement is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in the Introduction and Sections 4, 5 and 6 of the Supplement is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The information set forth in Section 3 of the Supplement is incorporated herein by reference.
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ITEM 10.  ADDITIONAL INFORMATION.

     (b)-(c) The information set forth in the Introduction and Sections 4, 5, 6 and 8 of the Supplement is incorporated herein by reference.

     (e) The information set forth in Sections 5 and 8 is incorporated herein by reference.

     (f) The information set forth in the entire text of the Supplement is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     (a)(14) Supplement to Offer to Purchase, dated June 12, 1997.

     (a)(15) Revised Letter of Transmittal with respect to the Shares.

     (a)(16) Form of second letter to brokers, dealers, commercial banks, trust companies and nominees.

     (a)(17) Form of second letter to be used by brokers, dealers, commercial banks, trust companies and nominees to their clients.

     (a)(18) Revised Notice of Guaranteed Delivery.

     (a)(19) IRS Guidelines to Substitute Form W-9.

     (a)(20) Letter dated June 12, 1997 from Vencor, Inc. to Transitional Hospitals Corporation (exhibit omitted).

     (a)(21) Form of Agreement and Plan of Merger by and among Vencor, Inc., LV Acquisition Corp. and Transitional Hospitals Corporation.

     (b)(1) $1.75 billion Credit Agreement (the "Credit Agreement") dated as of March 17, 1997, amended as of March 31, 1997, among Vencor, the various banks party thereto, the Managing Agents and Co-Agents party thereto, Morgan Guaranty Trust Company of New York, as Documentation Agent and Collateral Agent, and Nationsbank, N.A., as Administrative Agent (incorporated by reference to Vencor's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1997 (File No. 1-10989).

     (b)(2) Form of Amendment No. 1 to the Credit Agreement, dated as of April 22, 1997.

     (b)(3) Form of Amended and Restated Credit Agreement, dated as of May 30, 1997.
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                                   SIGNATURE

     After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Amendment is true, complete and correct.

Dated: June 12, 1997
                                          VENCOR, INC.

                                          By:      /s/ W. BRUCE LUNSFORD
                                            ------------------------------------
                                            Name: W. Bruce Lunsford
                                            Title:Chairman of the Board,
                                               President and Chief Executive
                                                  Officer

                                          LV ACQUISITION CORP.

                                          By:      /s/ W. BRUCE LUNSFORD
                                            ------------------------------------
                                            Name: W. Bruce Lunsford
                                            Title: Chairman of the Board,
                                               President and Chief Executive
                                                   Officer